September 28, 2011

Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Via Email and EDGAR

RE.     Response to SEC Comment Letter dated September 14, 2011
           File No. 000-51398

Dear Mr. Windsor:

Thank you for your review and comments on our Form 10-K for the Fiscal Year Ended December 31, 2010, filed on March 23, 2011 (2010 Form 10-K) and Form 10-Q for the Fiscal Quarter Ended June 30, 2011, filed on August 10, 2011 (Second Quarter Form 10-Q). We will incorporate our responses in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (Third Quarter Form 10-Q) and Form 10-K for the Fiscal Year Ended December 31, 2011 (2011 Form 10-K), as applicable. Below are our responses to your comments.

The responses are numbered in accordance with your comments from your letter dated September 14, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 2. Properties, page 22

1. Comment: Please file as exhibits your material leases. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: We will file as exhibits any lease that constitutes a material contract within the meaning of Item 601(b)(10)(ii)(D) of Regulation S-K. To date, the Bank has not been a party to any such leases.

Compensation Discussion and Analysis, page 211

2. Comment: Provide the staff, and revise future filings to identify, the comparison group used to benchmark compensation decisions, as discussed in this section. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: For the compensation described in our Compensation Discussion and Analysis (CD&A) in the Bank's 2010 Form 10-K, the Bank's EEO-Personnel-Compensation Committee(the "Committee") did not use a targeted set of financial services companies to develop a specific comparison group to establish executive compensation practices. Rather the Committee reviewed and considered a broad-based set of third-party published survey data (which data included hundreds of companies, including but not limited to financial services companies) to obtain a general understanding of current executive compensation practices in order to inform and support the Committee's executive compensation decisions and to check the reasonableness and appropriateness of the levels of compensation provided to our executives.

In our CD&A, we used the term "comparison group" to mean the companies included in the third-party published surveys. In future filings, we will revise the disclosure to clarify the use of this terminology and to explain generally the number and nature of the companies included in the survey data. Since we used these third-party surveys (which included numerous companies) for general purposes, we did not believe the disclosure of the hundreds of companies in these third-party surveys was appropriate or useful to understand our disclosures in our CD&A.

For 2011 compensation decisions, we expect that the Committee will continue to review and evaluate data from published surveys but may also augment this data with data from a set of external peer companies that the Committee views as relevant talent competitors. If we use a specific set of external peer companies, we will identify these peer companies in the Bank's CD&A for 2011 and provide additional disclosure to clarify our process as described above.

3. Comment: Revise future filings to include expanded analysis of the actual performance of the Federal Home Loan Bank of San Francisco's performance with regard to each of the three performance metrics. While you currently include an analysis of how the bank performed with regard to the 200 point scale, you do not relate the performance to the actual metrics used so that investors can more readily understand how the performance to the targets resulted in meaningful performance gains for the Federal Home Loan Bank of San Francisco.

Response: In future filings, we will provide additional information and analysis of the Bank's actual performance relative to each performance metric, including how the performance to the targets resulted in meaningful performance gains for the Bank.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 57

4. Comment: We note your disclosure on page 61 that Standard and Poor's Rating Services (S&P) lowered your credit rating from AAA to AA+ on August 8, 2011. Please tell us and revise your disclosure in your next filing, to address management's view of the impact of this credit rating downgrade on your future results of operations, financial position and liquidity, including the following (quantify amounts when possible):

    Address management's view of both the short and intermediate term impact of the downgrade, including any impact upon your ability to continue to access the capital markets and the impact upon your funding costs;
    Tell us, with a view towards revised disclosure in future filings, about any significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade. As an example, we note disclosure in Note 14 on page 43 that if your credit ratings had been lowered one ratings notch below AAA then you would be required to deliver up to an additional $31 million to your derivative counterparties at June 30, 2011;
    Address any impact that downgrades of other entities securities, including fellow Federal Home Loan Banks, might have on your investment portfolio; and
    Address any impact that the downgrade had on any other financial instruments measured at fair value.

Response: Although we disclose on page 61 of our Second Quarter Form 10-Q that Standard &Poor's (S&P's) downgrade could result in higher FHLBank funding costs and/or disruptions to capital markets access, and that member demand for standby letters of credit issued by the Bank on behalf of members, which may be influenced by the Bank's credit rating, could be weakened by the downgrade of the Bank's credit rating, we have not observed and do not expect any measurable impact on our operations, financial position or liquidity.

According to S&P, the downgrade was necessitated by S&P's downgrade of the U.S. Government. Because the FHLBanks are Government Sponsored Enterprises, the implicit government support and the credit strength of the U.S. government is among the significant factors that determine our ability to issue debt. However, the FHLBanks' long-term credit downgrade by S&P on August 8 has not had a materially adverse impact on the FHLBanks' issuance programs.

We will continue to monitor the impact of the S&P downgrade and will make disclosures of management's views on the impact on our future operations, financial position and liquidity in future filings, as appropriate.

With respect to the impact on significant contracts and covenants, other than as reported in our Second Quarter Form 10-Q (that the Bank's derivative contracts require the Bank to deliver collateral based on the Bank's credit rating downgrade of up to an additional $31 million to each of several of our derivative counterparties at June 30, 2011), there are no other significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade.

With respect to the impact of downgrades of other entities' securities, including the other FHLBanks, on our investment portfolio, our policies restrict the amount and term of investments based on our capital position and the capital and creditworthiness of our individual counterparties. The Bank has not seen any discernible impact on its investment portfolio as a result of S&P's decision to downgrade the U.S., and entities whose ratings are constrained by the sovereign credit rating of the U.S. (e.g., Fannie Mae and Freddie Mac).

With respect to any impact that the downgrade had on any other financial instruments measured at fair value, the Bank did not experience any noticeable impact on any of its financial instruments measured at fair value.

Note 9. Allowance for Credit Losses, page 28

5. Comment: We note your disclosure on page 30 that for the three-months ended June 30, 2011 you recorded a provision for loan losses of $2.5 million and your allowance for loan losses has continued to increase from $1.0 million at December 31, 2008 to $5.4 million at June 30, 2011, despite the fact that your MPF program loan portfolio is currently in run-off mode. Please tell us and revise future filings to expand the discussion of the methodology used to determine the inherent losses in your mortgage loan portfolio and, specifically, how it incorporates credit enhancements. Consider the need to provide quantified information of how credit enhancements will cover your delinquent loans, specifically setting forth the waterfall of those enhancements, and how they result in your recorded allowance.

Response: A comprehensive discussion of how the credit enhancement waterfall impacts the Bank's accounting methodology for determining the allowance for credit losses is included in the Bank's Management's Discussion and Analysis (MD&A) - Credit Risk section of the Bank's 2010 Form 10-K. In addition, a further discussion of the Bank's accounting methodology for estimating the allowance for credit losses on mortgage loans is included in the MD&A - Critical Accounting Policies and Estimates section of the Bank's 2010 Form 10-K.

For MPF Original loans in the Bank's MPF Program, the amount of estimated losses to the Bank are incurred by the Bank up to the First Loss Account (as described below) and any loss in excess of the First Loan account is offset by member credit enhancement to the extent available (as described below and on page 72 to 73 of the 2010 Form 10-K). Both of these amounts in the First Loss Account and any excess loss not covered by the member credit enhancement are provided for in the allowance for credit losses (as described in Note 9 of the Second Quarter Form 10-Q, Note 10 of the 2010 Form 10-K and page 103 to 106 of the 2010 Form 10-K).

For MPF Plus loans in the Bank's MPF Program, estimated losses to the Bank are reduced by any performance credit enhancement fees payable to the member (as described below and on page 73 to 74 of the 2010 Form 10-K) and provided for in the allowance for credit losses. Additional credit enhancement may be available in the form of supplemental mortgage insurance (SMI) if a policy remains in place and deductible requirements have been met. The First Loss Account amounts for the MPF Plus program would typically be equal to the SMI deductible amount (if any) along with any items not covered by the SMI (as disclosed in Note 9 of the Second Quarter Form 10-Q, Note 10 of the 2010 Form 10-K and on page 74 of the 2010 Form 10-K). SMI has not been used to offset estimated credit losses to date.

In terms of the credit enhancement waterfall, the MPF Program structures potential credit losses on conventional MPF loans into layers with respect to each pool of loans as follows:

1. The first layer of protection against loss is the liquidation value of the real property securing the loan.

2. The next layer of protection comes from the primary mortgage insurance that is required for loans with a loan-to-value ratio greater than 80%.

3. Losses that exceed the liquidation value of the real property and any primary mortgage insurance, up to an agreed-upon amount called the First Loss Account for each Master Commitment, are incurred by the Bank.

4. Losses in excess of the First Loss Account for each Master Commitment, up to an agreed-upon amount called the "credit enhancement amount," are covered by the participating institution's credit enhancement obligation.

5. Losses in excess of the First Loss Account and the participating institution's remaining credit enhancement for the Master Commitment, if any, are incurred by the Bank.

The First Loss Account provided by the Bank is a memorandum account, a record-keeping mechanism the Bank uses to track the amount of potential expected losses for which it is liable on each Master Commitment (before the participating institution's credit enhancement is used to cover losses). Under the MPF Plus program, the First Loss Account is generally equal to a specified percentage of the scheduled principal balance of loans in the pool as of the sale date of each loan (typically, the amount of the First Loss Account is equal to the deductible on the SMI policy). Under the MPF Original Program, the First Loss Account accumulates over the life of the Master Commitment, and each month, the outstanding aggregate principal balance of the loans at month-end is multiplied by an agreed-upon percentage (typically 4 basis points per annum), and that amount is added to the First Loss Account.

The credit enhancement amount is generally sized to limit the Bank's credit losses in excess of the First Loss Account to those that would be expected on an equivalent investment with a long-term credit rating of AA. For the MPF Plus Program, the participating institution provides credit enhancement for loans sold to the Bank by maintaining an SMI policy that equals its credit enhancement obligation. If the SMI provider's claims-paying ability rating falls below a specified level, the participating institution has six months to either replace the SMI policy or assume the credit enhancement obligation and fully collateralize the obligation; otherwise the Bank may choose not to pay the participating institution its performance-based credit enhancement fee.

With respect to disclosures in the Bank's financial footnotes, in future filings, the Bank will include a discussion of the layers of loss protection and their impact on the allowance for credit losses, similar to our disclosures in the Bank's MD&A - Credit Risk section of the Bank's 2010 Form 10-K. as follows:

"The Bank and any participating institution share in the credit risk of the loans sold by that institution as specified in a master agreement. Loans purchased under the MPF Program generally had a credit risk exposure at the time of purchase equivalent to AA-rated assets taking into consideration the credit risk sharing structure mandated by the Finance Agency's acquired member assets (AMA) regulation. The Bank holds additional risk-based capital when it determines that purchased loans do not have a credit risk exposure equivalent to AA-rated assets. The MPF Program structures potential credit losses on conventional MPF loans into layers with respect to each pool of loans purchased by the Bank under a single "Master Commitment" for the member selling the loans:

1. The first layer of protection against loss is the liquidation value of the real property securing the loan.

2. The next layer of protection comes from the primary mortgage insurance that is required for loans with a loan-to-value ratio greater than 80%.

3. Losses that exceed the liquidation value of the real property and any primary mortgage insurance, up to an agreed-upon amount called the First Loss Account for each Master Commitment, are incurred by the Bank.

4. Losses in excess of the First Loss Account for each Master Commitment, up to an agreed-upon amount called the "credit enhancement amount," are covered by the participating institution's credit enhancement obligation.

5. Losses in excess of the First Loss Account and the participating institution's remaining credit enhancement for the Master Commitment, if any, are incurred by the Bank."

Based on the disclosures and level of detail around the credit enhancement waterfall and our accounting methodology in the Bank's 2010 Form 10-K and Second Quarter Form 10-Q and the actual credit enhancement amounts impacting the allowance for credit losses at December 31, 2010 and June 30, 2011, we do not believe additional quantified information is needed to assist a reader in understanding how any credit enhancements impacted our allowance for credit losses. For example, for the period ended June 30, 2011, the combined estimated loss on both the MPF Original and MPF Plus programs was $5.9 million and credit enhancement protection was only $0.6 million resulting in an allowance for credit losses of $5.3 million.

We will consider the need to provide additional quantified information of how credit enhancements will cover our delinquent loans, including the waterfall of those enhancements, and how they result in our recorded allowance in future filings. In determining the need for including additional quantified information, we will consider, among other things, the materiality of the quantified information and its usefulness in assisting the reader in understanding the Bank's accounting methodology.

Closing comments:

We acknowledge that:

    The Bank is responsible for the adequacy and accuracy of the disclosures in the filing;
    SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    The Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact me at (415) 616-2764.

Sincerely,

/s/ Kevin Gong

Kevin A. Gong
Senior Vice President and
Chief Corporate Securities Counsel

cc:    Dean Schultz, President and Chief Executive Officer
         Keith Benson, Latham & Watkins LLP